SYNERGYMED DEVICES, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
SynergyMed Devices Inc.
Fremont, New Hampshire

We have reviewed the accompanying financial statements of SynergyMed Devices Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 29, 2025
Los Angeles, California

SYNERGYMED DEVICES, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	85,743	$	40,984
Total Current Assets		**85,743**		**40,984**
Intangible Assets		15,379		7,729
Total Assets	$	**101,122**	$	**48,713**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Related Party Loan	$	1,900	$	1,900
Total Current Liabilities		**1,900**		**1,900**
Simple Agreement for Future Equity		84,210		-
Total Liabilities		**86,110**		**1,900**
STOCKHOLDERS' EQUITY				
Common Stock		80		80
Additional Paid in Capital		147,300		130,300
Accumulated Deficit		(132,368)		(83,567)
Total Stockholders' Equity		**15,012**		**46,813**
Total Liabilities and Stockholders' Equity	$	**101,122**	$	**48,713**

See accompanying notes to financial statements.

SYNERGYMED DEVICES, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit/ (Loss)	**-**	**-**
Operating Expenses		
General and Administrative	29,658	15,208
Research and Development	203,672	7,970
Total Operating Expenses	**233,330**	**23,178**
Net Operating Loss	**(233,330)**	**(23,178)**
Interest Expense	-	-
Grant Income	(199,000)	-
Other Loss/(Income)	14,471	-
Loss Before Provision for Income Taxes	**(48,801)**	**(23,178)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (48,801)**	**$ (23,178)**

See accompanying notes to financial statements.

SYNERGYMED DEVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
 (UNAUDITED)

| (USD $ in Dollars) | Common Stock | | Additional Paid In | Accumulated | Total Stockholders' |
	Shares	Amount	Capital	Deficit	Equity
Balance—December 31, 2022	**8,000**	**$ 80**	**$ 130,300**	**$ (60,389)**	**$ 69,991**
Net Loss	-	-	-	(23,178)	(23,178)
Balance—December 31, 2023	**8,000**	**$ 80**	**$ 130,300**	**$ (83,567)**	**$ 46,813**
Capital Contribution			17,000		17,000
Net Loss	-	-	-	(48,801)	(48,801)
Balance—December 31, 2024	**8,000**	**$ 80**	**$ 147,300**	**$ (132,368)**	**$ 15,012**

See accompanying notes to financial statements.

SYNERGYMED DEVICES, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (48,801)	$ (23,178)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Fair Value in Excess of Stated Value of Derivative Instrument	14,471	
Changes in Operating Assets and Liabilities:		
Net Cash Used In Operating Activities	**(34,330)**	**(23,178)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets	(7,650)	(3,658)
Net Cash Used in Investing Activities	**(7,650)**	**(3,658)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	17,000	-
Proceeds from Issuance of Simple Agreement for Future Equity	69,739	
Borrowing on Related Party Loan	-	1,900
Net Cash Provided by Financing Activities	**86,739**	**1,900**
Change in Cash & Cash Equivalents	**44,759**	**(24,936)**
Cash & Cash Equivalents —Beginning of The Year	40,984	65,920
Cash & Cash Equivalents—End of The Year	**$ 85,743**	**$ 40,984**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ -	$ -

See accompanying notes to financial statement

1.   NATURE OF OPERATION

SynergyMed Devices Inc. was incorporated on September 5, 2019, in the state of Delaware. The financial statements of SynergyMed Devices Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Fremont, New Hampshire.

The company is a medical device startup in the research and development stage. It is developing a medical device to treat cancer tumors. The company has patent applications in Europe and the US. Those patents have not been fully approved yet, so they are not registered.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

Intangibles

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024 and 2023.

SYNERGYMED DEVICES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

During the year ended December 31, 2024, the Company was awarded a grant in the amount of $199,000 through Chemonics International Inc., funded by the United States Agency for International Development (USAID). The purpose of the grant is to support the Company's research and development efforts, including the costs associated with the patent application process and other operational activities. The Company accounts for government grants received for the purpose of funding research and development activities outside the scope of ASC 606 (Revenue from Contracts with Customers). The grant income is recognized in the statement of operations as it is earned, based on the related costs incurred and in accordance with the terms and conditions of the grant agreement. As of December 31, 2024 the Company has recognized $199,000 of grant income in the accompanying financial statements.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 29, 2025, which is the date the financial statements were available to be issued.

3.   INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2024	2023
Patent	$ 15,379	$ 7,729
Intangible Assets, at cost	**15,379**	**7,729**
Accumulated Amortization	-	-
Intangible Assets, net	**$ 15,379**	**$ 7,729**

The Company is in the process of developing its patent and related intellectual property. As of December 31, 2024, the patent is still under development and has not yet been placed into service. Accordingly, no amortization expense has been recorded.

4.   DEBT

Related Party Loans

During the years presented, the Company borrowed money from the owner, Mimi Copty. The details of the loans are as follows:

	Principal			As of December 2024			As of December 2023		
Owner	Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Mimi Copty	$ 1,900	0%	No Maturity Date	$ 1,900	$ -	$ 1,900	$ 1,900	$ -	$ 1,900
				$ 1,900	$ -	$ 1,900	$ 1,900	$ -	$ 1,900

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since no maturity date is set and the loan may be called at any time, it was classified under current liabilities.

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

Simple Agreements for Future Equity	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of Year Ended December 31,	
					2024	2023
SAFE - 2024	2024	16,000,000	69,739	90%	69,739	-
Fair Value in Excess of Stated Value of Derivative Instrument					$ 14,471	
Total SAFE(s)			$ 69,739		$ 84,210	$ -

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

5. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 8,000 shares of common stock with a par value of $0.01. As of December 31, 2024, and 2023, 8,000 shares of common stock have been issued and were outstanding.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ (68,854)	$ (6,652)
Valuation Allowance	68,854	6,652
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (87,379)	$ (18,526)
Valuation Allowance	87,379	18,526
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $304,457. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   RELATED PARTY TRANSACTIONS

In 2023, the Company borrowed money from its shareholder, Mimi Copty. The loan bears no interest rate and has no defined maturity date. As of December 31, 2024, and December 31, 2023, the outstanding balance of the loan is $1,900.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $233,330, an operating cash flow loss of $34,330, and liquid assets in cash of $85,743, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.